Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

April 7, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Todd Schiffman

Re:	TCV Acquisition Corp.
Registration Statement on
Form S-1 (File No. 333-254505)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of TCV Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on April 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Preliminary Prospectus, dated March 29, 2021, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Citigroup Global Markets Inc., As Representative of the Several Underwriters

By:	/s/ Todd Speece
Name:	Todd Speece
Title:	Managing Director